UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026 (Report No. 4)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

On January 26, 2026, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Successfully Completes Acquisition of IP Portfolio, Advances Toward Immediate Commercialization.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On January 26, 2026, the Company closed the acquisition of the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by Xylo Technologies Ltd. (“Xylo”).  At the closing, the Company issued pre-funded warrants to purchase 1,017,391 ordinary shares, no par value per share, at an exercise price of $0.001 per share, to Xylo, in lieu of ordinary shares. A form of pre-funded warrant is attached to this Report of Foreign Private Issuer on Form 6-K (this “Report”) as exhibit 4.1. This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the SEC to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc Successfully Completes Acquisition of IP Portfolio, Advances Toward Immediate Commercialization.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: January 26, 2026

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